

March 28, 2013

Thomas F. Farrell II
President and Chief Executive Officer
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

> **Re: Dominion Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 19, 2013**
> **File No. 001-08489**

Dear Mr. Farrell:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Combined Notes to Consolidated Financial Statements, page 67

Note 6. Fair Value Measurements, page 76

1. We note your decision to sell certain merchant power stations. Please explain whether these assets have been classified as held for sale, the extent you have considered presenting assets held for sale separately in the balance sheet and as discontinued operations within the income statement. Reference is made to ASC 360-10-45.

2. We note you recorded an impairment charge of $1.6 billion to write down the fixed assets of Brayton Point and Kincaid plants. Please explain and clarify whether the Elwood plant

was evaluated for impairment in connection with the upcoming sale. If so, tell us and disclose how you had conducted the impairment test along with the results. If not, please explain to us why.

3. In light of your focus on expanding regulated operations, the disposition of certain merchant generation facilities, the challenging nuclear generation market including historically low gas prices, costly repairs and complex regulation, please explain whether the Millstone facility was evaluated for impairment. If so, tell us and disclose how you had conducted the impairment test along with the results.

Definitive Proxy Statement on Schedule 14A filed March 19, 2013

Compensation Discussion and Analysis, page 19

Long-Term Incentive Program, page 39

4. We note that you discuss the factors considered for the increase in the awards of long-term incentive awards for Messrs. McGettrick, Christian, Koonce and Sypolt but not the reasons for the amount awarded to Mr. Farrell. For each named executive, regardless if there is a change in the amount awarded from the previous year, you should provide an individual explanation for the amount awarded. Please revise your disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Lilyanna Peyser, Staff Attorney, at (202) 551-3222 if you have questions regarding any other comments.

Sincerely,

/s/ Jim Allegretto for

Andrew Mew
Accounting Branch Chief

cc: Sharon L. Burr, Associate Counsel